Exhibit 99.3

CODE OF ETHICS OF VCG HOLDING CORP.

VCG Holding Corp.’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, hold an important and elevated role in corporate governance. While members of the management team, they are uniquely capable and empowered to ensure that all shareholders’ interests are appropriately balanced, protected and preserved. These persons are expected to adhere and advocate to the following principles regarding individual and peer responsibilities, as well as responsibilities to employers, the public and our shareholders:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships;

2.	Will make full, fair and accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Commission and in other periodic communications made by the Company;

3.	Will make all reasonable efforts to comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies as known to them and will make reasonable efforts to maintain or obtain a professional level of knowledge of applicable rules and regulation;

4.	Will make prompt internal reporting of violations of this Code to the Company’s Audit Committee;

5.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

6.	Respect the confidentiality of information acquired in the course of one’s work, except when authorized or otherwise legally obligated to disclose such information. Confidential information acquired in the course of one’s work will not be used for personal advantage.

7.	Proactively promote ethical behavior among peers and subordinates in the work place.

8.	Will be accountable and subject to discipline for failure to adhere to this Code.